Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS
OF
NCI BUILDING SYSTEMS, INC.

Proper Business Conduct and Ethics

NCI and each of our officers, directors and employees must conduct the business of NCI and its subsidiaries with uncompromising honesty and integrity. As an NCI officer, director or employee, you are expected to adhere to the highest standards of conduct. NCI’s objective is that all persons who deal with NCI come away from that experience with the belief that our company and people not only scrupulously follow the law, but also act ethically and honestly even when to do otherwise would not violate any laws.

We expect our officers, directors and employees to be honest and ethical in dealing with each other, with customers, vendors and all other third parties. Doing the right thing means doing it right every time, with everyone.

You must also respect the rights of your co-workers, associates and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran’s status, handicap or disability.

Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. You will never be penalized for reporting your discoveries or suspicions.

This Code of Business Conduct and Ethics sets out general principles to guide our officers, directors and employees in determining what is proper business conduct, and in making ethical decisions as they perform their duties. The standards contained in this Code are not intended to address every specific situation. If you encounter situations or areas not specifically addressed by this Code, you nonetheless are expected to perform your activities on behalf of NCI with honesty and integrity. If you are uncertain what to do, discuss your concerns with your local supervisor before acting, or follow the steps outlined below in the Section on “Reporting Ethical Violations.”

A violation of the standards contained in this Code will result in disciplinary action, including possible dismissal, without additional warning. We also reserve the right to take disciplinary action on other conduct of our officers, directors and employees, whether or not the conduct is expressly discussed in this Code, if we determine that conduct is illegal, dishonest or unethical.

All of our officers, directors and employees have a responsibility to understand and follow this Code. To that end, all personnel are required to execute and deliver an acknowledgement of that responsibility to their Human Relations representative, which will be kept in their personnel files. The form of acknowledgement to be used for this purpose is attached to this Code. Please read this Code and, once you believe you understand it, execute your acknowledgement and deliver it to your Human Relations representative.

Conflicts of Interest

You must avoid any personal activity, investment or association that could appear to interfere with good judgment concerning NCI’s best interests. You may not exploit your position or relationship with NCI for personal gain. You should avoid even the appearance of a conflict. Although it is impossible to list all the situations in which possible conflicts of interest might arise, examples are as follows:

•	causing NCI to engage in business transactions with relatives;

•	giving or receiving gifts of more than token value that are in any way connected with business relationships;

•	using nonpublic NCI, customer or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

•	having more than a modest financial interest in NCI’s vendors, customers or competitors;

•	receiving a loan, or guarantee of obligations, from NCI or a third party as a result of your position at NCI;

•	accepting compensation from an outsider for services or products for which the outsider is being paid by NCI;

•	speculating or dealing in materials, equipment, supplies, products, lands, leases or properties purchased or sold by NCI, or for which negotiations to purchase, acquire or sell are pending or may reasonably be anticipated;

•	receiving (other than from NCI) any compensation, bonus or commission in connection with any transaction relating to NCI’s business;

•	serving as an owner, officer, director, employee or consultant of, performing services for or receiving income from any enterprise doing business with or competing with NCI, or seeking to do so, except that this provision is not applicable to (i) directors affiliated with any such enterprise doing business with NCI where the amount paid to such enterprise does not exceed $60,000 in the aggregate in a fiscal year or (ii) commercial transactions on terms no less favorable to NCI than could be obtained in any arm’s length transaction with an unrelated third party; or

•	competing, or preparing to compete, with NCI while still employed by or associated with NCI.

There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the section of this Code titled “Reporting Ethical Violations.”

Corporate Opportunities

All of our officers, directors and employees have a duty to advance our legitimate business interests when the opportunity to do so arises. Our officers, directors and employees may not take personal advantage of opportunities that are discovered through the use of NCI property, information or position, and may not compete with NCI for business opportunities.

Accuracy of Books, Record and Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosures in our financial statements and periodic reports filed with the Securities and Exchange Commission is legally required and is essential to the success of our business. Please exercise the highest standard of care in preparing such reports in accordance with the following guidelines:

•	All of our accounting records, as well as reports produced from those records, must be in accordance with the laws of each applicable jurisdiction.

•	All of our records must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All of our records must fairly and accurately reflect, in reasonable detail, our assets, liabilities, revenues and expenses.

•	Our accounting records must not contain any false or intentionally misleading entries.

•	No transactions should be intentionally misclassified as to accounts, departments or accounting periods.

•	All of our transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No information should be concealed from our internal auditors or our independent auditors.

•	No false or misleading information should be given to our internal auditors or our independent auditors.

•	No individual should ask or instruct any of our customers, vendors or suppliers to provide false or misleading information to, or conceal any information from, our internal auditors or our independent auditors.

•	Compliance with our internal controls over financial reporting and all other internal controls is required.

It may seem that the standards set out above are primarily applicable only to our accounting and financial personnel. However, our other officers, directors and employees must report accurately and in appropriate detail on the transactions in which they are involved, in order that our accounting and financial personnel can properly characterize and account for those transactions. In this area, perhaps more than any other, a cooperative effort from all of our personnel is absolutely necessary.

Gifts, Bribes and Kickbacks

Other than modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, NCI’s customers and vendors. Other gifts may be given or accepted only with prior approval of your immediate supervisor or senior management. In no event should you put NCI or yourself in a position that would be embarrassing if the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any employee, officer or director who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Loans

Federal securities laws prohibit us from extending, or arranging for the extension of credit, or any renewal of credit to our executive officers or directors, and we cannot lend money to them unless there is an exemption under the rules, regulations and interpretations related thereto. Other employees may not request or accept a loan or payroll advance from NCI, except travel advances made in the ordinary course of business, loans made in connection with the relocation of employees and/or loans made in accordance with established procedures under our benefit programs such as the NCI 401(k) Profit Sharing Plan.

Improper Use or Theft of NCI Property

Every employee, officer and director must safeguard our property from loss or theft, and may not take company property for personal use. Our property includes confidential information, software, computers, office equipment, and supplies. You must appropriately secure all of our property within your control to prevent its unauthorized use. Using our computers or communications systems to access or distribute personal and/or non-business related information, data or graphics is strictly prohibited. All electronic information transmitted, received, or contained in our information systems is our property and as such is to be used solely for job-related purposes.

Covering Up Mistakes; Falsifying Records

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any NCI, customer or third party record is prohibited.

Discrimination and Harassment

We believe that the diversity and abilities of our employees are among our greatest assets and that all individuals deserve an equal opportunity on the basis of skill, dedication, knowledge and experience. It is our policy that the recruiting, hiring, transferring, promoting, compensating, disciplining and terminating of employees will be without discrimination on the basis of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran’s status, handicap or disability. All persons will be treated equally and in conformity with the anti-discrimination laws of the jurisdictions where we do business.

No employee shall engage in, or permit any person that reports to him or her to engage in, slurs, jokes, intimidation or other conduct that is degrading, demeaning or offensive.

We have adopted various written policies regarding our employment practices. It is each employee’s responsibility to become familiar with the scope and content of those policies and to implement those policies within his or her respective areas of responsibility.

Confidential Information of NCI, Customers or Vendors

Among our most valuable assets are our trade secrets and confidential information. All of our officers, directors and employees must take care to protect this information just as we would with any of our physical assets. Be careful never to discuss with anyone outside NCI any of our information that is not publicly available. Although it is impossible to list all of our confidential information, examples are as follows:

•	Unannounced products

•	Trade secrets and intellectual property

•	Earnings that are not publicly disclosed

•	Procurement plans

•	Prices and volume discounts

•	Capital requirements

•	Business plans

•	Business or supplier negotiations

•	Marketing and service strategies

•	Personnel information

Officers, directors and employees should be careful not to inadvertently discuss confidential information with authorized personnel in the presence of anyone who is not authorized. This also applies to discussions with family members or friends who might unintentionally and innocently pass the information along. Discussions on Internet chat rooms of our confidential information is also prohibited. Officers, directors and employees have an ongoing obligation to safeguard this information even after they leave our employment or terminate their relationship with us.

As a company that uses the technology of many of our customers and vendors, we must also be careful to protect their proprietary technology and information.

Gathering Competitive Information

You may not accept, use or disclose the confidential information of our competitors. When obtaining competitive information, you must not violate the rights of our competitors. Particular care must be taken when dealing with competitors, customers, ex-customers and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement. If you are uncertain, our Corporate Legal Department can assist you.

Sales: Defamation and Misrepresentation

Aggressive selling should not include misstatements, innuendo or rumors about our competition or the products and financial condition of our competition. Do not make unsupportable promises concerning our products.

Use of NCI and Third Party Software

All third-party software that we use must be properly licensed to us. The license agreements for third party software may place various restrictions on the disclosure, use and copying of software.

Our software and third party software may be distributed and disclosed only to persons authorized to use it, and perhaps to vendors and customers in accordance with terms of a written agreement with us.

Our software and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

Developing Software

Persons involved in the design, development, testing, modification or maintenance of our software must not tarnish or undermine the legitimacy and “cleanliness” of our products by copying or using unauthorized third party software or confidential information. You may not possess, use or discuss proprietary computer code, output, documentation or trade secrets of a non-NCI party, unless authorized by that party. Intentional duplication or emulation of the “look and feel” of others’ software is not permissible.

Compliance with Laws

It is our policy to comply with all laws and regulations that apply to our business. As you conduct NCI’s business, you may encounter a variety of legal issues. If you have questions on specific laws or regulations, contact our Corporate Legal Department.

Fair Dealing

No NCI officer, director or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Fair Competition and Antitrust Laws

We must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, our Corporate Legal Department can assist you.

International Operations

Our officers, directors, employees and agents are expected to comply with all U.S. and foreign laws while conducting business outside the United States, including, without limitation, the United States Foreign Corrupt Practices Act (FCPA).

The FCPA and other U.S. laws prohibit the payment or offering of anything of value to foreign government officials, an employee of a foreign government or its instrumentality (including foreign government-owned businesses), an employee of a public international organization, or members of their families, political parties, officials of foreign political parties, or candidates for the purpose of influencing them to misuse their official capacity to obtain, keep, or direct business, or to gain any improper advantage. The acts of foreign agents used to facilitate business are considered our acts. Any questions should be directed to our Corporate Legal Department.

Each officer, director, employee and agent must be alert to the potential for an improper payment or other transfer or gift of value. He or she should understand the circumstances of the sale and payment for products and services by a foreign customer. Ignoring the possibility of improper payments is not a defense or acceptable. Penalties for violating the FCPA can be severe, including fines, debarment from government business, and imprisonment.

Securities Trading

It is illegal to buy or sell our stock while in possession of material information not available to the public. “Material information” is information that would be important to a reasonable investor in deciding whether to buy, sell or hold stock. Persons who merely give undisclosed “inside” information to others might be as liable as persons who buy and sell our stock while possessing that information. Securities laws may be violated if you, or any relatives or friends, trade in our securities or in the securities of any of our customers or vendors while possessing “inside” information. If you are uncertain, our Corporate Legal Department can assist you.

Environmental Laws

We are committed to environmental protection. Each of us must comply with environmental laws and NCI’s environmental policies.

If you are involved with processes that affect the environment, such as measuring, recording or reporting discharges and emissions to the environment or handling hazardous wastes, you must be sure to comply with environmental regulations and permits. You must also maintain our standards and ensure that reports are accurate and complete.

Each officer, director and employee has a role to play in protecting the environment. If you become aware of any violation of environmental law or any action that may appear to conceal such a violation, you should immediately report the matter to your immediate supervisor or to our Corporate Legal Department.

Safety

We are committed to providing a safe workplace for all employees. In addition, there are laws and regulations that impose responsibility on us to safeguard against safety and health hazards. For those reasons, all officers, directors, employees and those persons who are present at our facilities are required to follow all safety instructions and procedures that we adopt. If you have any questions about possible health and safety hazards at any or our facilities, you should bring those questions to the attention of your immediate supervisor or our Corporate Legal Department as soon as possible.

If you have any questions about the laws or our policies governing workplace safety, you should consult the applicable employee handbook, or contact your Human Relations representative or our Corporate Legal Department.

Political Contributions

No company funds may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time.

Applicability

This Code applies to the officers, directors and employees of NCI and all of its subsidiaries.

Administration

The Board of Directors has delegated to the Nominating & Corporate Governance Committee of the Board of Directors the authority to administer, interpret and enforce this Code. The Committee must make regular reports regarding this Code to the Board.

Amendments and Waivers

The Committee must review and reassess the adequacy of this Code at least once each year. After its review and re-assessment, the Committee will submit any proposed changes to this Code to the entire Board for approval.

There shall be no waiver of any part of this Code, except as specifically permitted by this Code. Any request for a waiver must be submitted in writing and must include a detailed description of the transaction, details and circumstances for which the waiver is requested. Any request for a waiver made by an officer or director of NCI must be submitted to the Committee. All other requests for a waiver may be submitted to the Chief Executive Officer or the Committee. The determination by the Chief Executive Officer or the Committee whether or not to grant the waiver shall be final and binding on the person requesting the waiver. The Chief Executive

Officer shall make a report to the Committee, not less than once quarterly, of all waivers granted by him. Generally, the granting of waivers is discouraged.

If any waiver is granted, the waiver will be disclosed to the fullest extent required by applicable law and/or on our website. We believe that full disclosure allows our shareholders to evaluate the merits of the particular waiver and the performance of the person or group granting the waiver.

Reporting Ethical Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of your co-workers. If you are powerless to stop suspected misconduct, or you witness the conduct or discover it after it has occurred, you should report it to the appropriate level of management at your location, your Human Relations representative, our Corporate Legal Department or the Committee if you honestly believe that conduct could be illegal, wrong or in violation of one of our policies. As one of our employees, it is your duty and responsibility to report those problems.

Employees who report a problem in good faith and believe it to be true will not be reprimanded. The only time employees will be disciplined for reporting a violation of this Code is when they deliberately report something that they know is false or misleading in order to harm someone else.

We expect all of our officers, directors and employees to make reports of suspected violations of this Code regardless of the identity of the suspected offender. Reporting suspected violations of the Code or of the law is particularly important because failure to report criminal activity can itself be considered a crime. Failure to report knowledge of wrongdoing may result in disciplinary action against those who fail to report.

If you are still concerned after speaking with your Human Relations representative and local management or feel uncomfortable speaking with them (for whatever reason), you may anonymously send a note, with relevant documents, to NCI Building Systems, Inc., 10943 North Sam Houston Parkway West, Houston, Texas 77064, Attention: Nominating and Corporate Governance Committee. NCI also maintains a toll-free hotline for our employees to report any conduct that they believe may violate this Code. You may contact the NCI Building Systems —Confidential Employee Hotline, c/o EthicsPoint at 1-866-ETHICSP (1-866- 384-4277) or http://www.ethicspoint.com. Your letters or hotline communications will be dealt with anonymously and confidentially to the fullest extent possible. In any event, you have our commitment that you will be protected from retaliation.

Appropriate NCI personnel will investigate all reports of suspected violations of this Code, including anonymous ones. We expect all of our officers, directors and employees to cooperate in the investigation of reported violations. Failure to cooperate in any investigation may result in disciplinary action.

Disciplinary Action

We stand behind this Code and will fairly enforce this Code. Violations of this Code will result in one or more of the following, depending on the nature, frequency and severity of the violation:

•	Warning;

•	Reprimand (marked in personnel file);

•	Probation;

•	Temporary suspension;

•	Discharge;

•	Reimbursement of losses or damages; or

•	Criminal or civil prosecution.

In determining what action is appropriate in a particular case, the Committee or any of its designees may take into account all relevant information, including, but not limited to, the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised before the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

Protection Against Retaliation

Retaliation in any form against an individual who in good faith reports a violation of this Code or the law, even if the report is mistaken, or assists in the investigation of a reported violation, is itself a serious violation of this Code and the law. Any officer, director or employee responsible for reprisals against co-workers for reporting good faith known or suspected violations of this Code or the law, or for assisting in an investigation of such a violation, will be subject to disciplinary action, up to and including termination.

Conclusion

In the final analysis, you are the guardian of NCI’s business conduct and ethics. While there are no universal rules, when in doubt ask yourself:

•	Will my actions be ethical in every respect and fully comply with the law and with NCI policies?

•	Will my actions have the appearance of impropriety?

•	Will my actions be questioned by my supervisors, co-workers, customers, family and the general public?

•	Am I trying to fool anyone, including myself, as to the propriety of my actions?

If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with your local supervisor. If you are still uncomfortable, please follow the steps outlined above in the Section on “Reporting Ethical Violations.”

We hope you share our belief that a dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way for NCI to become and remain a world class company.

THIS CODE IS INTENDED AS A GUIDE FOR THE EFFICIENT AND PROFESSIONAL PERFORMANCE OF YOUR JOB. NOTHING CONTAINED IN THIS CODE SHALL BE CONSTRUED BY YOU AS CONTAINING TERMS AND CONDITIONS ENTITLING YOU TO EMPLOYMENT OR BINDING NCI TO CONTINUE TO EMPLOY YOU. YOUR EMPLOYMENT RELATIONSHIP WITH NCI IS “AT WILL” AND WE RETAIN THE ABSOLUTE RIGHT TO TERMINATE ANY EMPLOYEE, AT ANY TIME, WITH OR WITHOUT CAUSE. THE BOARD RETAINS THE RIGHT TO CHANGE THE CONTENTS OF THIS CODE AS IT DEEMS NECESSARY, WITH OR WITHOUT PRIOR NOTICE.

ACKNOWLEDGMENT FORM

I certify that:

1.	I have received, read and understand the Code of Business Conduct and Ethics (the “Code”) adopted by NCI Building Systems, Inc. (“NCI”). I understand that any of the Executive Officers and members of the Corporate Legal Department of NCI are available to answer any questions I have regarding the Code.

2.	I will comply with the Code as long as I am an officer, director or employee of NCI.

Signature:

Printed Name:

Date:

Social Security Number: